MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING

FIRST CALL

Pursuant to clause 38 and other applicable clauses of the By-laws and article 181 and other applicable articles of the General Law of Business Corporations, the shareholders of Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”) are hereby called to a General Ordinary Annual Shareholders Meeting to be held on April 30, 2014 at 10:00 a.m. in the Company’s office located at C. Guillermo Gonzalez Camarena No. 2000, PH, Col. Centro de Ciudad Santa Fe, in Mexico, Federal District, in which the following issues shall be discussed:

AGENDA

I.	Presentation, discussion and, in its case, the approval of the General Director’s report elaborated in terms of article 172 of the General Law of Business Corporations and article 44, section XI of the Stock Market Law, regarding the fiscal year ended on December 31st, 2013, as well as the opinion of the Board of Directors to such effect.

II.	Presentation, discussion and, in its case, the approval of the Board of Directors’ report referred to in article 172, section b) of the General Law of Business Corporations regarding the accounting policies and criteria followed and financial information of the Company of the fiscal year ended on December 31st, 2013, as well as the annual report regarding the operations in which the Board of Directors intervened pursuant to article 28, section IV of the Stock Market Law.

III.	Presentation, discussion and, in its case, the approval of the Auditing and Corporate Governance Committee’s report regarding the activities carried out in the fiscal year ended on December 31st, 2013, in terms of article 43 of the Stock Market Law.

IV.	Discussion and approval, in its case, of the several and joint Financial Statements of the Company up to December 31st, 2013, including the external auditor’s ruling over the operations and results of the Company, as well as the report regarding the compliance of the fiscal obligations in charge of the Company pursuant to article 86, section XX of the Income Tax Law.

V.	Proposal, discussion and, in its case, the approval of the appointment and/or ratification of the members of the Board of Directors, the Secretary and Alternate Secretary, as well as, the designation of the members of the several Committees of the Company and their Secretaries and Alternate Secretaries, as well as the determination of their compensations.

VI.	Resolutions in respect with the stock plan.

VII.	Resolution in regard to the appointment of the special delegates of the Meeting that shall execute and formalize the resolutions adopted therein.

In accordance with Clause 43 of the By-laws of the Company and Articles 128 and 129 of the General Law of Business Corporations, 290 of the Stock Market Law, and others applicable, only the persons registered as shareholders in the Shareholders Registry Book, as well as such persons that submit the securities certificates issued by a securities depositary, supplemented by the list of the owners of such securities prepared by depositors to such effect, will be entitled to attend or be represented at the Meeting, subject to the applicable provisions of the Stock Market Law. Shareholders are entitled to attend the Meeting personally or represented by proxy, subject to the provisions of the By-laws. With respect to proxies, the shareholders may be represented at the Meeting by such person(s) appointed by means of a proxy letter or a general or special power of attorney granted in accordance with applicable laws or the form referred to in article 49, section III of the Stock Market Law, which are available pursuant to the Stock Market Law. Consequently, the shareholders must present the corresponding admission card, which needs to be requested no later than the day immediately preceding the date of the Meeting, in the office of the Secretary of the Company located at Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, México, D.F., C.P. 01210, to which effect, they shall deposit at the office of the Secretary the share certificates that represent the corresponding shares or the deposit certificates issued in connection with said shares by S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., a domestic or foreign bank or any authorized brokerage firm. In order to obtain the aforementioned admission card, depositors of S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., shall enclose the lists evidencing the names of the shareholders to the certificates issued by said institution. Said admission cards and forms may be requested at the aforementioned office of the Secretary of the Company, as of the date the release of this call of meeting up to the day immediately preceding the date of the Meeting, on business days and during working hours. Furthermore, in accordance with Article 49, section I, of the Stock Market Law and clause 43 of the By-laws, the information referred to in the Agenda shall be available to the shareholders or their representatives at the same address referred to above, at least fifteen calendar days prior to the date of the Meeting.

México, D.F., April 14, 2014

Signature Armando Jorge Rivero Laing Alternate Secretary of the Board of Directors